UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75615P 10 3

(CUSIP Number)

Thomas Dyrberg

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75615P 10 3

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,367,763 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,367,763 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,367,763 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 35.7% (2)
14.	Type of Reporting Person: CO

(1)	Comprised of 750,000 shares of Class A common stock and assumes the conversion of 2,617,763 shares of Class B common stock into Class A common stock on a one-for-one basis as more fully described herein.
(2)	As of May 26, 2016, the Issuer reported 6,818,401 shares of Class A common stock and 14,679,705 shares of Class B common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock) in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on May 26, 2016. Beneficial ownership is based on conversion of only the 2,617,763 shares of Class B common stock held by Novo A/S into Class A common stock on a one-for-one basis. Assuming all 14,679,705 shares of Class B common stock are converted into Class A common stock, Novo A/S would beneficially own 15.7% of the Class A common stock.

Item 1.	Security and Issuer

On June 1, 2016, Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), completed its initial public offering (“IPO”) of 5,500,000 shares of Class A common stock, par value $0.001 per share. The Issuer’s principal executive office is located at 2801 Gateway Drive, Suite 150, Irving, Texas 75063.

The Issuer has two classes of authorized common stock, Class A common stock and Class B common stock .The Class A common stock is registered under the Securities Exchange Act of 1934, as amended. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share, while each share of Class B common stock is entitled to three votes per share. Class B common stock is convertible at the election of the holder and (subject to certain limitations on conversion in the lock-up agreement discussed below) must irrevocably convert on a one-for-one basis into Class A common stock upon sale or transfer.

Item 2.	Identity and Background

(a)	The reporting person (“Reporting Person”) is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Between June 2006 and August 2010, through a series of financings, the Reporting Person purchased an aggregate of 16,701,334 convertible preferred shares (the “Preferred Stock”) of the Issuer (including shares accrued for dividends) at purchase prices ranging from $2.10 to $3.11 per share for an aggregate purchase price of $40,500,002. The purchase price of the Preferred Stock was paid by Novo A/S from its working capital. On November 30, 2010, the Preferred Stock was converted into common stock of the Issuer on a one-for-one basis. On January 6, 2016, the

Issuer effected a 4.4-to-1 reverse split of its common stock and an automatic conversion for no additional consideration of such common stock into Class B common stock, which resulted in an aggregate of 3,795,757 shares of Class B common stock held by Novo A/S. On May 11, 2016, the Issuer effected a further 1.45-to-1 reverse split of its common stock, which resulted in an aggregate of 2,617,763 shares of Class B common stock held by Novo A/S prior to the Issuer’s initial public offering (the “IPO”).

The Reporting Person currently holds:

(i)	an aggregate of 2,617,763 shares of Class B common stock (irrevocably convertible on a one-for-one basis into Class A common stock upon sale or transfer); and

(ii)	750,000 shares of Class A common stock (the “IPO Shares”) purchased from the underwriters on June 1, 2016 (the closing date of the IPO) at $11.00 per share for an aggregate purchase price of $8,250,000 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the offering (the “Underwriters”). The purchase price of the IPO Shares was paid by Novo A/S from its working capital.

Item 4.	Purpose of Transaction

The acquisitions of Issuer securities made by Novo A/S, as described in this Schedule 13D, were for investment purposes. Novo A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo A/S might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Other than as described herein, Novo A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Novo A/S may change its purpose or formulate different plans or proposals with respect thereto at any time. Jack B. Nielsen., a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Mr. Nielsen is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares (as defined below).

Item 5.	Interest in Securities of the Issuer

(a) Novo A/S beneficially owns an aggregate of 3,367,763 shares of Class A common stock (comprised of 750,000 shares of Class A common stock and assuming conversion of 2,617,763 shares of Class B common stock (irrevocably convertible on a one-for-one basis into Class A common stock upon sale or transfer) (the “Novo Shares”), or 35.7% of the Class A common stock (based on conversion of only the 2,617,763 shares of Class B common stock held by the Novo A/S into Class A common stock on a one-for-one basis). Assuming all 14,679,705 shares of Class B common stock are converted into Class A common stock, Novo A/S would beneficially own 15.7% of the Class A common stock. The foregoing percentage ownership calculations are based upon 6,818,401 shares of Class A common stock and 14,679,705 shares of Class B common stock (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock) as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on May 26, 2016.

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Jack B. Nielsen, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Mr. Nielsen is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) Except as set forth in Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s Class A common stock or Class B common stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Class A common stock or Class B common stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A common stock or Class B common stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Seventh Amended and Restated Registration Rights Agreement

The Issuer, Novo A/S and certain other holders of the Issuer’s securities are party to that certain Seventh Amended and Restated Registration Rights Agreement dated as of November 10, 2010 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, holders of more than 67% of the registerable shares (the “Initiating Holders”), at any time at least six months after the completion of the IPO, may twice request that the Issuer effect the registration of at least 50% of the registerable shares held by all holders of registration rights, or a lesser number of shares if the aggregate price to the public of the offering (net of underwriter discounts) will be at least $5 million. If Form S-3 is available for an offering by the Initiating Holders, such holders may request that the Issuer effect an unlimited number of registrations on Form S-3 at an aggregate offering price of at least $1,000,000 per registration on Form S-3. In addition, the holders of registrable securities have piggyback registration rights if the Issuer registers any equity securities for its own account or the account of another security holder (other than in the IPO). The Registration Rights Agreement terminates with respect to any holder who is permitted to sell, within a 90-day period, all of such holder’s registrable shares in compliance with Rule 144 of the Securities Act of 1933, as amended.

Lock-Up Agreement

Novo A/S entered into a letter agreement with the Issuer and the Underwriters on October 16, 2015, which was subsequently amended on March 28, 2016 (the “Lock-Up Agreement”), pursuant to which Novo A/S agreed that, during the “Lock-Up Period” as defined below and subject to certain limited exceptions specified in the Lock-Up Agreement, Novo A/S will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock beneficially owned or any securities convertible into or exercisable or exchangeable for Class A common stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock; or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of Class A common stock. In addition, Novo A/S has agreed in the Lock-Up Agreement that, without the prior written consent of the Underwriters, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any shares of the Issuer’s capital stock. The “Lock-Up Period” is defined in the Lock-Up Agreement as the period ending 180 days after the date of the final prospectus used to sell Class A common stock in the Issuer’s initial public offering. The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

The descriptions contained in this Statement on Schedule 13D of the Registration Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except for the Registration Rights Agreement and the Lock-Up Agreement, neither Novo A/S, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Seventh Amended and Restated Registration Rights Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 4.3 of Form S-1 Registration Statement of the Issuer filed January 4, 2016 (File No. 333-208843)).

Exhibit B – Form of Lock-Up Agreement, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016	Novo A/S

/s/ Thomas Dyrberg
By: Thomas Dyrberg
Its: Chief Executive Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title at Novo A/S	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst, Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Thomas Dyrberg Chief Executive Officer of Novo A/S and Managing Partner-Ventures	Bengtasvej 9 a 2900 Hellerup Denmark	Chief Executive Officer of Novo A/S and Managing Partner- Ventures	Denmark

Michael Shalmi Managing Partner Large Investments	Stigårdsvej 4 2900 Hellerup Denmark	Head of Large Investments, Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Director	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine, Lund University Lund, Sweden	Sweden

Karsten Dybvad Chief Executive Officer	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Désirée J. Asgreen Director	Strandhaven 105 2665 Vallensbæk Strand Denmark	Project Director Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark